Exhibit 99.1

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

SHARE AWARD AGREEMENT

April 15, 2026

Dear Bin Xue,

In connection with your office and position as the Chief Executive Officer (the “CEO”) of WEBUY GLOBAL LTD (the “Company”), the Board of Directors have approved supplemental compensation for your services to be rendered as CEO during fiscal year 2026. You have agreed that, in lieu of cash payment, supplemental compensation for services to be rendered as CEO during fiscal year 2026 shall be satisfied by the Company through the issuance of class A ordinary shares of a par value of US$0.0000462 each of the Company (“Class A Ordinary Shares”). The supplemental compensation for services to be rendered as the CEO during fiscal year 2026 shall be awarded through the issuance of 300,000 Class A Ordinary Shares of the Company.

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

Item	Details
Name	Bin Xue (the “Recipient”)
Position	Chief Executive Officer
Total Award Value	300,000 Class A Ordinary Shares x USD1.17 per share = USD351,000
Service Period	January 1, 2026 to December 31, 2026
Share Class	Class A Ordinary Shares
Issue price per Share	USD1.17
Total number of Shares to be Issued	300,000 Class A Ordinary Shares
Grant Date	April 15, 2026
Vesting Date	April 15, 2026

The number of Class A Ordinary Shares to be issued has been determined by converting the amount of your annual salary value into U.S. dollars and dividing the resulting amount by the issue price per share of USD1.17.

Market Price Reference

The Class A Ordinary Shares of the Company are listed on Nasdaq Capital Market under the ticker symbol WBUY. The issue price per Class A Ordinary Share and the valuation date for this award shall be determined by mutual agreement between the Company and the Recipient.

Vesting

All 300,000 Class A Ordinary Shares shall vest immediately upon issuance of this award, with no vesting schedule or service conditions.

Issuance of Shares

The Company shall issue the 300,000 Class A Ordinary Shares, credited as fully paid, upon execution of this Agreement, representing supplemental compensation for services to be rendered by the Recipient as CEO during fiscal year 2026, satisfied through equity rather than cash.

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

Transfer Restrictions

The Class A Ordinary Shares granted under this Agreement may not be transferred by the Recipient except in accordance with applicable securities laws and the Company’s memorandum and articles of association. In addition, the Recipient agrees that the 300,000 Class A Ordinary Shares issued pursuant to this Agreement shall be subject to a lock-up period of twelve (12) months from the date of issuance (the “Lock-Up Period”). During the Lock-Up Period, the Recipient shall not, directly or indirectly, sell, transfer, assign, pledge, charge, hypothecate, or otherwise dispose of any of the Class A Ordinary Shares issued hereunder, without the prior written consent of the Company.

Accounting Treatment

The Company shall account for this Agreement as equity-settled share-based compensation in accordance with IFRS 2 Share-based Payment.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws provisions.

Acceptance

Please confirm your acceptance of this offer and the terms of this Agreement by signing and returning this letter.

We look forward to your continued leadership in guiding the Company and its subsidiaries.

Sincerely,

WEBUY GLOBAL LTD

/s/ Youyi Zhang
Youyi Zhang
Chief Financial Officer

Accepted and agreed:

/s/ Bin Xue
Bin Xue

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